CLASS A DISTRIBUTION PLAN

ADDENDUM TO SCHEDULE

CALVERT WORLD VALUES FUND, INC.

Calvert Emerging Markets Equity Fund

Class A Distribution Plan expenses incurred by the Calvert Emerging Markets Equity Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund’s daily net assets.

Date: September 28, 2012